KEPLER GROUP LIMITED

Suite 3902-03, 39/F

Tower 6, The Gateway

Harbour City, Tsim Sha Tsui

Hong Kong

Via Edgar

March 28, 2025

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Kepler Group Limited (the “Company”, together with its subsidiaries, the “Group”)

Draft Registration Statement on Form F-1

Submitted December 6, 2024

CIK No. 0002000208

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 2, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-1 submitted on December 6, 2025

General

1.	Please revise your filing to update your financial statements for compliance with Item 8 of Form 20-F. Specifically, once the audited financial statements are greater than nine months old, the inclusion of unaudited financial statements covering at least the first six months of your fiscal year ended March 31, 2025 are required.

Response: We respectfully advise the Staff that we have revised the Amended Registration Statement to cover unaudited financial statements for the six months ended September 30, 2024.

2.	Please disclose the basis for the following assertion about your competitive position, “[a]ccording to relevant industry data, we ranked around 5th in the 2nd Tier among all insurance brokerage company in Hong Kong in terms of revenue in 2023.” In particular, discuss the source of the industry data and tell us whether Kepler, or any of its affiliates, commissioned the preparation of the industry data.

Response: We respectfully advise the Staff that we have revised page 1, 28, 62, 63, 65 and 68 of the Amended Registration Statement to disclose the source of the industry data.

Cover Page

3.	Please disclose on the cover page the name of your auditor and the location of its headquarters.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended Registration Statement.

Prospectus Summary

Our Strategy, page 1

4.	We note that you hope to develop new markets in Southeast Asia. We further note that you have reserved 30% of the proceeds from this offering to fund your expansion in Southeast Asia. In an appropriate portion of this summary, discuss the extent to which Kepler currently does business in areas of Southeast Asia beyond Hong Kong. Similarly clarify the extent to which your current product issuers offer insurance or other products in other parts of Southeast Asia.

Response: We respectfully advise the Staff that we have revised page 1 and 63 of the Amended Registration Statement.

Our Corporate History, page 1

5.	Please clarify your disclosure regarding the development of your business, in which you rely on an extensive network of channels, to clarify the extent to which your company does business with channels that have not contracted with Kepler or its subsidiaries. Also, clarify the extent to which your referral channels can engage in referrals for competitors or directly with your insurance company partners. Make conforming changes throughout the registration statement.

Response: We respectfully advise the Staff that we have revised page 1 and page 66 of the Amended Registration Statement.

Risks Related to Doing Business in Hong Kong, page 3

6.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have revised 18 of the Amended Registration Statement.

Regulatory Permission, page 4

7.	Please revise your disclosure to describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that the permissions or approvals described in this section are not required.

Response: We respectfully advise the Staff that we have revised page 5 of the Amended Registration Statement to state the consequences if relevant permissions and approvals are required from the PRC government.

Risk Factors, page 10

8.	We note that a number of significant policies and governance procedures are in the process of being developed, largely at the direction of your CEO, Mr. Kwok Yu Hin. Add a risk factor that addresses the fact that many of your risk management governance structures will be untested at the time you become a public company. For example, we note that you do not describe a related party transaction policy that has been fully developed and documented.

Response: We respectfully advise the Staff that we have revised 12 of the Amended Registration Statement.

Management Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

9.

Please revise to provide a detailed discussion addressing your revenue recognition policies and specific accounting guidance followed for each type of insurance product sold. The discussion should include how respective revenue amounts are determined (for both brokerage commissions and recurring fees), indicating if they vary depending on the type of insurance product sold and the term or the marketing channel utilized or the insurance company utilized, which underwrites the respective individual insurance policy. The timing and payment of revenues from the insurance companies to the Company should be addressed indicating how this impacts your recognition of revenues.

Response: We respectfully advise the Staff that we have revised page 45-46 of the Amended Registration Statement.

Below is the content of the revised page 45-46 in MD&A ‘Critical Accounting Policies” of the Amended Registration Statement

“Our Company generates revenue primarily by providing insurance brokerage services, immigration services and software upgrade and maintenance service in Hong Kong.

Our major revenue are generated broker commission income from the insurance brokerage services. Our Company sells insurance products underwritten by insurance companies operating in Hong Kong to its policyholders and is compensated for our services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the policyholder to the insurance companies.

Our Group recognizes revenue from various streams based on the principles of IFRS 15, applying the 5-step process:

(i)	Identifying the contract with a customer
(ii)	Identifying the performance obligations
(iii)	Determining the transaction price
(iv)	Allocating the transaction price to the performance obligations
(v)	Recognizing revenue when/as performance obligation(s) are satisfied

Our Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;
●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or
●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

Our Group recognizes revenue with the principles in IFRS 15 for the following major business lines:

Revenue Recognition by Product Type

1.	Broker commission income

1.1	Life and Health Insurance (Including Savings and Investment-Linked Insurance)

Revenue from broker commission income is recognized at the point in time when the performance obligation is satisfied, specifically upon the completion of the insurance underwriting process by the insurance companies and satisfied twenty-one days cooling off period for the insurance policy.

Broker commission income is determined based on predefined agreements with insurance companies, typically as a percentage of the premium paid by the policyholder. These commissions for life and health insurance include First-Year Commission, which is a percentage of the first-year premium for the corresponding period, and Renewal Commission, which is a percentage of premiums paid upon policy renewal in subsequent years for the corresponding periods. Commissions are generally paid by insurance companies in 30 days after the policy becomes effective and satisfies twenty-one days cooling-off period. However, the timing of payments does not impact the recognition of revenue, as revenue is recognized when the performance obligation is satisfied, rather than upon receipt of payment.

1.2	General Insurance (e.g., Motor, Home, and Travel Insurance)

Revenue from broker commission income is recognized at the point in time when the performance obligation is satisfied, specifically upon the completion of the insurance underwriting process by the insurance companies.

Broker commission income is determined based on predefined agreements with insurance companies, typically as a percentage of the premium paid by the policyholder. These commissions for general insurance are based on a percentage of the insurance premium. Commissions are generally paid by insurance companies in 30 days after the policy becomes effective. However, the timing of payments does not impact the recognition of revenue, as revenue is recognized when the performance obligation is satisfied, rather than upon receipt of payment.

2.	Immigration service income

Our Company has entered into an immigration service agreement with customers and pre-determined the transaction price through mutual agreement. Revenue from immigration services is recognized at the point in time when the performance obligation is satisfied. The only performance obligation of the services for Our Company is to provide immigration service that assist customers to obtain the right of abode. Our Company recognized the revenue at the point of customers successfully obtained the right of abode. The timing of payments does not impact the recognition of revenue, as revenue is recognized when the performance obligation is satisfied, rather than upon receipt of payment.

3.	Software upgrade and maintenance service income

Our Company provides software upgrade and maintenance service income to customers, revenue is recognized at overtime. The services in relation to software upgrade are recognized as a performance obligation satisfied over time as our Company’s performance does not create an asset with alternative use to our Company and our Company has an enforceable right to payment for performance completed to date. The timing of payments does not impact the recognition of revenue, revenue is recognized for these software upgrade and maintenance services based on the stage of completion.

Internal Control Over Financial Reporting, page 46

10.	We note your disclosure that your chief executive officer and chief financial officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to your internal controls over financial reporting during the year ended March 31, 2024 that have materially affected or are reasonably likely to materially affect internal controls over financial reporting. We further note your disclosure that you may have shortcomings in internal control “over the past years for the past financial reporting.” Please revise to discuss in detail these shortcomings and disclose whether you expect these shortcomings to result in a material weakness in your internal control over financial reporting.

Response: We respectfully advise the Staff that our Company acknowledges the existence of shortcomings in its internal control over financial reporting in past years, which were primarily due to insufficient resources. To address this issue, the Company has taken proactive remedial actions. Specifically, the Chief Executive Officer has appointed an experienced Chief Financial Officer and a seasoned Finance Manager to strengthen the segregation of duties within the finance and accounting functions.

As of the date of this prospectus, the finance and accounting team has been expanded to a total of four members and oversight by the chief financial officer, providing additional support and oversight. These measures are expected to enhance the effectiveness of internal controls and reduce the risk of material weaknesses in financial reporting.

We have revised page 47 of the Amended Registration Statement. Below is the content of the revised page 47 in MD&A “Internal Control Over Financial Reporting” of the Amended Registration Statement:

“Our Company acknowledges that it may have shortcomings in its internal control over the past years for the past financial reporting due to the insufficient resources.

Our company has appointed an experienced chief financial officer and an experienced Finance Manager to strengthen the segregation of duties in finance and accounting. As of the date of this prospectus, the finance and accounting team has increased to a total of four members and oversight by the chief financial officer.”

Financial Results For The Years Ended March 31, 2024 and 2023, page 49

11.	Please revise this section to disclose the results of operations for each of your reportable segments, as well as a discussion of material year-over-year changes in the components of each segment’s profitability. For example, we note that your professional expenses increased HK$ 528,000, or 17,600%, but that no explanation was provided. Please also include a discussion of key variables (e.g. revenuegenerating clients, number of transactions, etc.) and any other financial measurements management is using in managing the business. Please refer to Item 5.A of Form 20-F and SEC Release No. 33-8350.

Response: We respectfully advise the Staff that we have revised page 50-56 of the Amended Registration Statement.

Revenue, page 50

12.	Please revise to provide a discussion which addresses separately the levels of revenues recognized through and from each of the channels, referrers and the consultants for each period presented.

Response: We respectfully advise the Staff that the revenues recognized by our Group primarily consist of commission income generated from insurance brokerage services. These revenues are sourced through our extensive network of channels (the “Channels”), which include two primary components: Referrers and Consultants. The levels of revenues recognized through and from each of these components for each period presented are addressed as follows:

1. Revenues Recognized Through Referrers

Referrers are individuals or firms that possess well-established business networks. They leverage their connections to introduce potential policyholders to our Group. Upon they sourced potential policyholders, our Group’s licensed technical representatives (either employees of the Group or Consultants) provide insurance brokerage services to those referred customers.

The revenue attributed to Referrers is recognized as commission income generated from customers sourced by them. This income is dependent on the Referrers’ ability to attract and connect potential policyholders to our Group. Accordingly, for each period presented, the level of revenue recognized through Referrers reflects the effectiveness of their network and their contribution to introducing policyholders to the Group.

2. Revenues Recognized Through Consultants

Consultants are individuals who are registered with the Hong Kong Insurance Authority as licensed technical representatives. They are accredited to our Group and directly represent the Group in providing insurance brokerage services to customers and potential customers. Consultants actively engage in negotiating and facilitating insurance contracts, thereby contributing directly to the revenue generation process.

The revenue attributed to Consultants is recognized as commission income derived from the insurance services they provide directly to customers. For each period presented, the level of revenue recognized through Consultants reflects their contribution to the Group’s operations, based on their ability to provide professional insurance brokerage services and secure contracts.

3. Revenues Recognized Through a Combination of Referrers and Consultants

In certain cases, Referrers introduce potential policyholders to the Group, and the Group subsequently engages Consultants (rather than its own staff) to provide insurance brokerage services to those referred customers. In such cases, the Referrers act as the sourcing channel for the policyholders, while the Consultants serve as the licensed representatives who directly provide the services.

The revenue generated in these scenarios is a combination of contributions from both Referrers and Consultants. However, the Group considers this revenue to be commission income resulting from its overall channel network, and the distinction between Referrers and Consultants is primarily a matter of income sourcing rather than a difference in the principles of revenue recognition.

Summary of Revenue Levels

For each period presented, the revenue levels recognized through Referrers and Consultants are reflective of their respective roles in the Group’s operations:

●	Referrers contribute by attracting and introducing potential policyholders to the Group.

●	Consultants contribute by directly providing insurance brokerage services and facilitating the negotiation of insurance contracts.

While the sources of revenue differ between Referrers and Consultants, the Group’s revenue recognition principles remain consistent across these channels.

Cost of Revenues, page 51

13.	Please revise to provide a detailed discussion identifying each of the individual types of costs included within “cost of revenues” for both your insurance brokerage business and the immigration business. Your discussion should also address the commission expenses individually paid to the channels, referrers and the consultants and how these respective individual commission amounts have been determined, when they are recognized and when they are paid (e.g. upfront or over a period time, etc.) for each of the periods presented.

Response: We respectfully advise the Staff that the “cost of revenues” for our insurance brokerage business and immigration business includes the following individual types of costs:

1. Insurance Brokerage Business

For our insurance brokerage business, the cost of revenues primarily consists of commission expenses paid to Channels, which include payments made to Referrers and Consultants.

Commission expenses are payments made to Referrers and Consultants based on a contracted percentage of the insurance premium facilitated by relevant referrers and/or consultants. These percentages are predetermined in the agreements with Referrers and Consultants and vary depending on the specific contractual terms. The related commission expenses are recognized at the same time the corresponding commission income is recognized, in accordance with the Group’s revenue recognition policies.

Payments to Referrers and Consultants are typically made one month after the corresponding commission income is received by the Group.

2. Immigration Business

For our immigration business, the cost of revenues primarily consists of agency expenses.

Agency expenses represent payments made to third-party agencies that assist in providing immigration services to customers. These payments are determined based on agreements with the agencies, which outline the scope of services provided and the corresponding payment terms. The agency expenses are recognized at the same time the related revenue from immigration services is recognized, ensuring alignment with the Group’s revenue recognition policies.

Payments to agencies are typically structured based on the terms of their agreements. These payments may occur upfront, in installments, or upon the completion of specific milestones, depending on the nature of the services provided and the contractual arrangements with the agencies. The flexibility in the payment structure allows the Group to effectively collaborate with agencies to deliver high-quality immigration services to customers.

We respectfully advise the Staff that we have revised page 50 to 51 of the Amended Registration Statement.

14.	Please revise to provide a detailed discussion of the nature and terms of the broker agreements entered into with the Product Issuers (i.e. the insurance companies) and the agreements entered into with the Consultants.

Response: We respectfully advise the Staff that we have revised page 66 of the Amended Registration Statement to disclose the nature and terms of the broker agreements and page 66 of the Amended Registration Statement to disclose the nature and terms of the agreements entered into with the Consultants.

15.	Please revise, in accordance with IAS 24, to identify the company, as well as providing a detailed discussion of the nature and terms of the agreement and the services provided, which resulted in the material amount of commission expense paid to this related party during the year ended March 31, 2024.

Response: We respectfully advise the Staff that, in the ordinary course of business, the Company has engaged in transactions with related parties during the six months ended September 30, 2024, and for the year ended March 31, 2024. These transactions were conducted either at cost or at current market prices and on normal commercial terms. The following table summarizes the transactions with related parties for the periods presented:

			For the six months ended September 30,	For the year ended March 31,
Party	Relationship	Nature of transaction	2024	2024	2023	2022
			HK$ (unaudited)	HK$	HK$	HK$ (unaudited)
Yean Limited	A company controlled by the spouse of King Yeung Alvin Tam, our Director	Commission expense	442,480	8,982,807	-	-

The Company entered into channels agreements with Yean Limited, a related party, under which Yean Limited leverages its connections to introduce potential policyholders to our Group. These agreements are based on commercial terms, whereby the Company pays a commission to Yean Limited calculated as a contracted percentage of the insurance premiums paid by policyholders.

The commission expenses incurred under these agreements are recognized by the Company at the time the corresponding commission income is recognized, in accordance with the Group’s revenue recognition policy. The transactions with Yean Limited are conducted on an arm’s-length basis and under normal commercial terms.

We respectfully advise the Staff that we have revised page 81 of the Amended Registration Statement.

Other Income, page 52

16.	Please further describe the nature and components of management fee income, how and when this income is recognized, what types of administrative services you are providing and how the increase in “workforce and workspace” correlates to the increase in management fee income.

Response: We respectfully advise the Staff that management fee income represents the provision of marketing and related administrative services to independent third parties. The management fee is based on the time costs of the staff (i.e., workforce) and the related office expenses incurred (i.e., workspace) for the services provided.

We have revised page 55 of the Amended Registration Statement accordingly.

Liquidity and Capital Resources, page 53

17.	Please revise to provide a discussion of the reliance on “money advances” from both third and related parties to support daily operations, as well as indicating whether the company expects this trend and reliance on these sources to continue.

Response: We respectfully advise the Staff that the amount due to the director was the result of challenges faced during the COVID-19 pandemic in previous years, which significantly impacted the business for the year ended March 31, 2023. To support the Company’s operations during this difficult period, our director provided temporary advances to the Company.

During the year ended March 31, 2024, the amount due to the director was fully settled through cash generated from operating activities. Our Group does not expect to rely on such advances in the future, as the business has recovered, and we anticipate sufficient cash flows from operations to support daily operations.

We have revised page 56 of the Amended Registration Statement accordingly.

Analysis of Items with Major Changes on the Consolidated Statements of Financial Position as at March 31, 2024 and 2023, page 55

18.	Please revise to include narrative discussion of the reasons for the changes in your financial condition, including discussion of changes in individual line items, as required by Item 5 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 58-61 of the Amended Registration Statement.

Commission and Other Payables, page 56

19.

We note your reference to money advanced from third parties. Please tell us, with a view towards enhanced disclosure, about the instances where you received advances from these parties and how the advances differed from the advances received from your director that is disclosed elsewhere.

Response: We respectfully advise the Staff that the amounts due to the director without interest were the result of challenges faced during the COVID-19 pandemic in prior years, which significantly impacted the Company’s business for the year ended March 31, 2023. To support the Company’s operations during this difficult period, the director provided temporary advances to the Company. The amounts due to the director were fully settled using cash generated from operating activities as the Company recovered from the effects of COVID-19.

In contrast, as the Company initiated its IPO project, it incurred listing expenses that required additional funding. To reduce the impact of these expenses on the Company’s operating cash flow, the director decided to raise a short-term loan under “other payables” with a lower interest rate. This approach was taken to minimize the additional cash needs associated with the listing process while ensuring the Company’s operations were not unduly affected.

We have revised page 58 & 60 of the Amended Registration Statement.

Stable Relationship with Product Issuers, page 59

20.

We note your disclosure here and your risk factor disclosure on page 11 that your top five product issuers accounted for 70.7% and 56% of your total revenue for the years ended March 31, 2024 and 2023, respectively. Please revise to disclose the material terms of your agreements with these product issuers, including but not limited to the terms and termination provisions and file any contract upon which you are substantially dependent. Please refer to Item 19 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 66 of the Amended Registration Statement to disclose the material terms of the broker agreements with the Insurance Companies.

Among all the 15 top five insurance products providers in all three periods, i.e. the years ending March 31, 2024, and 2023 and the six months ending September 30, 2024, only Manulife (International) Limited has maintained a position in the top five across all three periods (being 1st, 2nd and 4th in different periods) and six of them have only been top five for one single period. Consequently, the Directors are of the view that the top five insurance product providers are subject to change each year, which demonstrates that the Group is not significantly reliant on any broker agreement with particular Insurance Companies to conduct its business. In addition, the broker agreements with specific Insurance Companies contain commercial terms that are confidential and sensitive, and it would be difficult to obtain consent from the Insurance Companies to file the respective broker agreements as exhibits or for public review.

21.

We note your disclosure in the summary that you work with AXA China, BOC Group Life and ManuaLife. Please confirm our understanding that the three named insurance companies are among your top five product issuers. Also, please clarify how you concluded that the identity of the remaining top five product issuers was not necessary for an investor to understand your business. Please refer to Item 4.B.6 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 1, 11, 62, 65 and 66 of the Amended Registration Statement to include examples of our top five Insurance Companies for the years ended March 31, 2024 and 2023 and the six months ended September 30, 2024.

The disclosure of information of these Insurance Companies are based on the following reasons:

	(i)	These Insurance Companies we have disclosed are well-recognized and reputable within the Hong Kong insurance market. We believe their established presence enhances our credibility and strengthens our relationships with our shareholders.

(ii)

We believe that by providing the identity of these Insurance Companies as examples would be sufficient for investors to understand our business as our arrangements with all Insurance Companies are generally consistent, making specific identities of other Insurance Companies less critical.

Our Business Strategies, page 60

22.

Please revise to provide a detailed discussion of the costs to be incurred in order to develop and expand the business strategies identified.

Response: We respectfully advise the Staff that we have revised page 63 of the Amended Registration Statement to disclose the expected costs to be incurred in order to develop and expand the business strategies, taking reference to the current assumption of the net proceeds from the offering which is subject to further amendments.

Develop new geographic markets in Southeast Asia, page 60

23.

Revise this section to discuss, in depth, the extent to which you currently operate in areas of Southeast Asia, beyond Hong Kong. Discuss the extent to which your directors, officers or existing channels have experience operating in other Southeast Asian markets, including any relevant experience with local insurance, investing and other laws and regulations. Please clarify which, if any, Southeast Asian countries your management expects to target for expansion in the next 12 months.

Response: We respectfully advise the Staff that we have revised page 63 of the Amended Registration Statement.

24.

In this regard, we note the several pinpointed countries on your website. Please clarify whether you currently operate in the countries highlighted on your website, or if not, why you have chosen to highlight such countries. Additionally, we note that your website, www.kplga.com, appears to describe businesses and services that are not described in your registration statement. For example, we note your statement that you redefine [your customers’] approach to finance to provide [your customers] with the largest platform of financial services, accounting services and legal services, and your offerings of retirement planning, savings and investments, financial planning, and private wealth management, all of which are not described in your registration statement. Additionally, we note that equator-ap.com, which you list as a registered domain name, is not a functioning website. Please explain to us and, if appropriate, revise your disclosure to clarify the inconsistencies between the description of your business on your website and the description of your business in this registration statement.

Response: We respectfully advise the Staff that:

(i)	The countries highlighted on our website www.kplga.com serve as examples of the countries and locations where we offer our immigration services.

(ii)	When we mention our connections with the largest financial advisors, mortgage brokers, solicitors, and accountants, we are referring to a complimentary service. Our role is to introduce our customers to these companies if required by our customers, leveraging our established relationships. Importantly, we do not charge any fees for these introductions, as this is not a business operation but a value-added service to assist our clients.

(iii)	The reason we include discussions on topics such as retirement planning, savings and investments, financial planning, and private wealth management on our website is to emphasize the importance of purchasing insurance products. Insurance serves as a foundational element of financial security, helping individuals and families manage risk and protect their assets. By focusing on our insurance offerings, we aim to support our customers’ broader financial goals and ensure they have the necessary protection in place for their future.

(iv)	Our website www.equator-ap.com is currently functioning after our review. It is possible that the website is being mistakenly blocked by security software. Please let us know further if the issue persists.

25.

Revise this section to clarify the source for the market data presented on the insurance industry in Southeast Asia.

Response: We respectfully advise the Staff that we have revised page 63 of the Amended Registration Statement to disclose the source of the industry data.

Further expand our distribution channels by selling insurance products on our online distribution platform, page 60

26.

Disclose the amounts invested in product development to expand your technology platform. Please provide the status of development, including a timeline of expected production and launch, if known, of the automated online insurance distribution platform you describe here. Finally, describe the extent to which you are dependent on open source code or platforms controlled by other entities.

Response: We respectfully advise the Staff that we have not invested any amounts in the development of our integrated platform yet as we plan to utilize part of the net proceeds from this offering for this purpose. We have revised page 63 of the Amended Registration Statement.

27.

Clarify the extent to which you have successfully brokered any transactions through your online platform.

Response: We respectfully advise the Staff that as we have not yet developed our platform and we have not brokered any transactions through it at this time.

Our Business Model, page 61

28.

Revise this disclosure to clarify whether your customers have a direct contractual connection to Kepler.

Response: We respectfully advise the Staff that we have revised page 64 of the Amended Registration Statement.

Other Services, page 63

29.

We note that you provide immigration services to your customers. Please clarify whether the immigration services are provided by specific channels or by employees of Kepler.

Response: We respectfully advise the Staff that we have revised page 66 of the Amended Registration Statement.

Channels, page 63

30.

Revise this section to clarify the extent that any of your 140 Referrers represent more than 10% of your total revenue in any of the periods represented.

Response: We respectfully advise the Staff that we have revised page 66 of the Amended Registration Statement.

31.

Clarify, if true, that the Consultants rely on Kepler’s Insurance Brokerage License in order to engage in their client advisory activities with the customers and product issuers.

Response: We respectfully advise the Staff that we have revised page 66 of the Amended Registration Statement.

Quality Control, page 64

32.

Revise this section to discuss the extent that Kepler, through its direct employees or through contractors, conducts a review of the suitability analysis conducted for each client prior to the insurance recommendation process. Also, discuss the extent that you conduct oversight over the actions by your Consultants through the insurance brokerage process.

Response: We respectfully advise the Staff that we have revised page 67 of the Amended Registration Statement.

Legal and Regulatory Compliance, page 66

33.

We note that your insurance brokerage license expired on December 9, 2024. Revise this section to clarify whether the license was renewed.

Response: We respectfully advise the Staff that we have revised page 69 of the Amended Registration Statement.

Related Party Transactions, page 78

34.

Please revise your disclosure of the amount due from related companies to discuss the nature of the loan and the transaction in which it was incurred.

Response: We respectfully advise the Staff that we have revised page 81 of the Amended Registration Statement.

Calls on Shares and Lien on Shares, page 81

35.

We note your disclosure that “directors may make calls on the shareholders in respect of any monies unpaid on their shares[.]” We also note that your opinion of counsel when filed should opine that the shares to be registered in this offering are fully paid and non-assessable. As such, please clarify your disclosure, if true, that your board may not make calls on the shares being registered in this offering or advise.

Response: We respectfully advise the Staff that we have revised page 84 of the Amended Registration Statement accordingly to confirm that the board may not make calls on the shares being registered in this offering since such shares will be fully paid and non-assessable.

Representative’s Warrants, page 104

36.

Please clarify here and on the cover page of your prospectus who the representative is to which you are referring when you discuss “representative’s warrants.” Further, please revise the cover page to disclose the term of these representative warrants and also revise your filing to describe how you plan to account for these warrants in your consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the cover page and page 107 of the Amended Registration Statement. We also respectfully advise the Staff that no definitive agreement regarding the Representative’s Warrants has been executed, and the terms and conditions of the warrants have not yet been finalized at this moment. Once finalized, the Company will apply all relevant accounting standards to appropriately account for these warrants in its consolidated financial statement.

Pricing of the Offering, page 105

37.

We note your disclosure that there has been no public market for the Ordinary Shares. Please clarify if there has been no public market for the Representative’s Warrants. If so, please describe the factors considered in determining the exercise price of the warrants. Refer to Item 9.A.2 of Form 20-F.

Response: We respectfully advise the Staff that we have revised page 108 of the Amended Registration Statement to disclose that there has been no public market for any of our securities. In addition, we respectfully advise the Staff that the Representative’s Warrants will not be offered or distributed to the public and will not be listed on Nasdaq and believe that Item 9.A.2 of Form 20-F does not apply to the Representative’s Warrant.

Consolidated Statements of Cash Flows, page F-8

38.	Please tell us how you made the accounting determination to classify certain of your advances to related parties as investing activities and payments to/advances from a director as financing activities, or revise your filing as necessary.

Response: We respectfully advise the Staff that:

For advances to related parties as investing activities, the management clarified that the advances to related parties are the payment of general expenses on behalf of the related parties, such as company secretarial fee, the advances are not a part of daily operation and non-recurring payment. Furthermore, the advances do not constitute that any loan or equity investment and no generate future income and cash flow to the Group. Therefore, the advances to related parties shall be classified as operating activities, the disclosure has been amended in page F-8 of the Amended Registration Statement.

For payment to/advances from a director as financing activities, in accordance with IAS 7 cash flow statements, IAS 7.17 states that:

“cash flows arising from financing activities is represented by in predicting claims on future cash flows by providers of capital to the entity”.

The management considers that the payment to/advances from a director as financing activities in consolidated statement of cash flow is more appropriate because the director is normally providing several lump sum advances to the Group and the advance results in a cash inflow for the entity. This cash inflow can be used to fund various operational or investment activities of the business and affects the financial structure of the Group.

Notes to Consolidated Financial Statements

7. Revenue, page F-29

39.

Please revise your filing, here or elsewhere, to describe the fee structure you utilize to earn revenue related to commissions for insurance brokerage services, immigration services, and software upgrade and maintenance service income, and describe in detail how you recognize revenue for each of these lines of business under the guidance of IFRS 15. In addition, please explain what is meant by your disclosure that states you derive principal revenue from other services “at overtime.”

Response: We respectfully advise the Staff that the fee structure for each revenue stream has been disclosed in page 46 of “Management Discussion And Analysis” session.

The Group applied the 5-steps model to recognize the revenue in accordance with IFRS 15 and the revenue recognition policy for three lines of business has been disclosed in page F-14 of the Amended Registration Statement.

Other services represents revenue from software upgrade and maintenance service, further disclosures of principal vs agent assessment on each revenue stream has been disclosed in page F-15 of   the Amended Registration Statement.

27. Financial Instruments

b. Credit risk and impairment assessment, page F-46

40.

We note your disclosure that 35.8% and 88.2% of your total trade receivables was due from your largest customer and your five largest customers, respectively, as of March 31, 2024. Please confirm that your current disclosure of customers represents separate and distinct customers and that there are no customers, for instance, that comprise both a significant percentage of your revenue and your receivables or payables for any period presented, or revise your filing accordingly.

Response:

We respectfully advise the Staff that customers are separate and distinct customers, and the Group has defined that the largest customer is determined based on the largest revenue for the year. With respect to percentage of for each largest customers and five largest customers with its trade receivables, the details as below:

March 31,2023:

Customers:	Revenue	Percentage of total revenue	Trade receivables as at March 31, 2023	Percentage of trade receivables as at March 31, 2023
	HK$	%	HK$	%
Customer A	13,715,748	35.5%	3,773,693	36.4%
Customer B	4,072,603	10.6%	3,715,151	35.9%
Customer C	4,026,280	10.4%	-	-
Customer H	2,105,607	5.5%	5,281	0.1%
Customer E	1,969,882	5.1%	-	-

March 31,2024:

Customers:	Revenue	Percentage of total revenue	Trade receivables as at March 31, 2024	Percentage of trade receivables as at March 31, 2024
	HK$	%	HK$	%
Customer D	41,028,163	28.6%	10,101	0.1%
Customer E	19,917,190	13.9%	86,387	0.7%
Customer F	15,442,919	10.8%	48,000	0.4%
Customer B	14,692,961	10.2%	340,409	2.8%
Customer G	14,374,827	10.0%	4,279,683	35.8%

There is no customer in both trade receivables and commission payables. Furthermore, major customers has been disclosed in page F-29 of the Amended Registration Statement and the concentration risk has been amended and disclosed in page F-47 accordingly.

c. Fair value measurements of financial instruments, page F-51

41.

Please revise your filing to provide the disclosures required in Paragraph 93 of IFRS 13 for each class of assets and liabilities measured at fair value for each period presented.

Response: We respectfully advise the Staff that the disclosures required in Paragraph 93 of IFRS 13 for each class of assets and liabilities measured at fair value for each period have been included in page F-51 of the Amended Registration Statement. In addition, we have provided further disclosure to clarify that “The carrying amounts of the Group’s financial assets and liabilities carried at amortized cost are not materially different from their fair values at the end of the reporting period”.

29. Segment Information, page F-52

42.

We note your columnar disclosure of a segment entitled “Others.” Please revise your filing to describe what portions of your business are included in this segment. In addition, please revise your filing to allocate the amounts designated as “unallocated” at the bottom of your tables on pages F-52 and F-53 to the proper segment, or create a new segment as necessary.

Response: We respectfully advise the Staff that a segment entitled “Others” is represented the revenue stream from software upgrade and maintenance service as mentioned in the responses to Question 39.

With respect to the amounts designated as “unallocated”, we have enhanced our disclosure by providing additional explanations in Note 1 to Note 6 to detail the nature and composition of unallocated amounts including other income, other gains, administrative expenses, finance costs corporate assets and corporate liabilities.

43.

Please revise to provide a discussion addressing how the levels of total segment revenue and inter-segment revenue for the insurance brokerage segment are determined and utilized, and indicate what they represent for each of the periods presented.

Response:

We respectfully advise the Staff that the total segment revenue for the insurance brokerage segment amounted to HK$235,906,834 and HK$59,185,927 for the years ended March 31, 2024, and 2023, respectively. This figure represents the aggregate revenue recognized by the segment before the elimination of inter-company transactions as described above. The total segment revenue reflects both revenue generated from external customers and inter-company transactions.

The inter-segment revenue is the inter-company transactions between two subsidiaries: Equator Asset Protection Limited (“Equator”) and Kepler Global Advisors Limited (“Kepler Global”). These fees are generated for insurance brokerage services provided by Equator to Kepler Global. Specifically, for the years ended March 31, 2024, and 2023, the inter-company transactions amounted to HK$98,268,882 and HK$20,785,798, respectively. To provide further clarity, the previously referenced term “inter-segment revenue” has been amended to “inter-company transactions” and updated accordingly in the disclosure on page F-53 and F-54 of the Amended Registration Statement.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Kwok Yu Hin
Kepler Group Limited
Chief Executive Officer
Encl.